FORM 6-K

                      SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                            Report of Foreign Issuer


                       Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


                           For the month of January 2005


                             COLT TELECOM GROUP plc
                 (Translation of Registrant's Name into English)


                                 Beaufort House
                              15 St. Botolph Street
                                     London
                                    EC3A 7QN
                                     England

                       _________________________________
                    (Address of Principal Executive Offices)



(Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)


                        Form 20-F..X...    Form 40-F.....



(Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934)


                              Yes .....    No ..X...


(If "Yes" is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b): 82- ________)



This Form 6-K shall be deemed to be incorporated by reference in the Registrant's Registration Statement on Form F-3 (Reg. No.333-05972), in the Registrant's Registration Statement on Form S-8 (Reg. No.333-8362)





6 January 2005

COLT APPOINTS GENE GABBARD AS A NON-EXECUTIVE DIRECTOR

COLT Telecom Group plc (COLT), a leading pan-European provider of business communications solutions and services today announced the appointment of O. Gene Gabbard as a non-executive director.

Gene Gabbard is a member of the Board of Directors of Trillion Partners, a broadband wireless Internet Service Provider based in Austin Texas and a member of the Board of Directors of PRE Holdings, Inc., a stored value card services company based in West Point, Georgia. Mr. Gabbard is a member of the Board of Directors of Knology, Inc., West Point, Georgia, a broadband services company providing telephony, video (CATV) and high speed Internet throughout much of the Southeastern US. He is a Special Limited Partner of Ballast Point Ventures, an equity capital fund based in St. Petersburg, Florida, that specialises in providing expansion capital to small and growing businesses in the Southeast and Texas. Mr. Gabbard also serves as a Review Committee Member for Dali Hook Partners, a $60 million venture fund with offices in Menlo Park, California and Dallas, Texas.

Previously, Gene Gabbard served as an advisor to The Walt Disney Company, was an Executive Vice President and Chief Financial Officer of MCI Communications Corporation, served as Chairman of the Board and Chief Executive Officer of Telecom*USA, was a founder and president of Digital Communications Corporation (now Hughes Network Systems) and worked for COMSAT Laboratories.

Gene Gabbard is a Fellow of the Institute of Electrical and Electronics Engineers (IEEE), and a member of the Society of International Business Fellows.

Commenting on the appointment COLT Chairman Barry Bateman said: "Gene Gabbard's extensive telecom and high technology business experience will be invaluable as COLT continues to develop and position itself as an innovating force in the European telecommunications market."

There are no matters in connection with this appointment to be disclosed under paragraph 6.F.2 (b) to (g) of the Listing Rules of the UK Listing Authority.

About COLT:

COLT Telecom Group plc is a leading pan-European provider of business communications services. COLT has over 19,000 network services and data centre solutions customers. The company owns an integrated 20,000 kilometre network that directly connects 32 major cities in 13 countries augmented with a further 42 points of presence across Europe and 11 Data Solution Centres. COLT supplies customers across the full spectrum of industry, service and government sectors with unrivalled end-to-end network security, reliability and service.

COLT Telecom Group plc is listed on the London Stock Exchange (CTM.L) and NASDAQ
(COLT). Information about COLT and its products and services can be found on the web at www.colt.net

Enquiries:

COLT Telecom Group plc
Gill Maclean
Head of Corporate Communications
Email: gill.maclean@colt-telecom.com
Tel: +44 (0) 20 7863 5314




                                     SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Current Report on Form-6K to be signed on its behalf by undersigned, thereunto duly authorized.



Date: January 06, 2005                               COLT Telecom Group plc



                                                     By: ___Jane Forrest___


                                                     Jane Forrest
                                                     Company Secretary